Exhibit 99.1

News Release
NYSE, TSX: NTR

November 30, 2021 – all amounts are in US dollars

Nutrien Announces Early Tender Results

SASKATOON, Saskatchewan – Nutrien Ltd. (“Nutrien”), Agrium Inc. (“Agrium”) and Potash Corporation of Saskatchewan Inc. (“PotashCorp”), each wholly-owned subsidiaries of Nutrien (together, the “Company”) today announced the early tender results as of the Early Tender Time (as defined below) of their previously announced cash tender offer to purchase up to $300 million (the “Tender Cap”) in aggregate purchase price (the “Offer”) of their respective debt securities listed in the table below (collectively, the “Notes”, and each, a “series” of Notes).

On November 16, 2021, the Company commenced the Offer in accordance with the terms and conditions set forth in the offer to purchase, dated November 16, 2021 (the “Offer to Purchase”), sent to holders of the Notes.

As of 5:00 p.m., New York City time, on November 30, 2021 (the “Early Tender Time”), $703,871,000 aggregate principal amount of the Notes were validly tendered and not validly withdrawn pursuant to the Offer, as set forth in the table below:

Title of Security	Issuer	CUSIP /ISIN Numbers	Principal Amount Outstanding	Acceptance Priority Level	Principal Amount Tendered as of the Early Tender Time
7.800% Debentures due 2027	Agrium	008916 AC2/ US008916AC28	$125,000,000	1	$5,064,000
7.125% Debentures due 2036	Agrium	008916 AG3/ US008916AG32	$7,089,000	2	$0
6.125% Debentures due 2041	Agrium	008916 AJ7/ US008916AJ70	$2,874,000	3	$190,000
5.250% Debentures due 2045	Agrium	008916 AN8/ US0089AN82	$34,450,000	4	$16,000
7.125% Senior Notes due 2036	Nutrien	67077M AP3/ US67077MAP32	$292,911,000	5	$87,697,000
6.125% Senior Notes due 2041	Nutrien	67077M AQ1/ US67077MAQ15	$497,126,000	6	$99,035,000
5.250% Senior Notes due 2045	Nutrien	67077M AS7/ US67077MAS70	$465,550,000	7	$244,469,000
5.875% Notes due 2036	PotashCorp	73755L AD9/ US73755LAD91	$18,848,000	8	$2,499,000
5.875% Senior Notes due 2036	Nutrien	67077M AF5/ US67077MAF59	$481,152,000	9	$117,647,000
5.625% Notes due 2040	PotashCorp	73755L AK3/ US73755LAK35	$47,927,000	10	$7,510,000
5.625% Senior Notes due 2040	Nutrien	67077M AG3/ US67077MAG33	$452,073,000	11	$139,744,000

Pursuant to the terms of the Offer, following the Expiration Time (as defined below), the Company will accept for purchase Notes that have been validly tendered and not validly withdrawn up to the Tender Cap and in accordance with the Acceptance Priority Levels set forth in the table above and subject to proration as described in the Offer to Purchase. Because the tender offer was fully subscribed as of the Early Tender Time, no Notes of any series tendered after the Early Tender Time (regardless of acceptance priority level) will be accepted for purchase, as described in the Offer to Purchase.

As set forth in the Offer to Purchase, subject to the Tender Cap, Acceptance Priority Levels and proration, holders who validly tendered and did not validly withdraw their Notes at or prior to the Early Tender Time are eligible to receive the Full Tender Offer Consideration, which will be determined at 11:00 a.m., New York City time, on December 1, 2021. In addition, holders that validly tendered Notes that are accepted for purchase by the Company will receive accrued and unpaid interest from, and including, the last interest payment date for their tendered Notes to, but not including, the Settlement Date (which is currently expected to be December 16, 2021), rounded to the nearest cent.

The Withdrawal Deadline for the Offer was 5:00 p.m., New York City time, on November 30, 2021, and has not been extended for any series of Notes. The Offer will expire at 11:59 p.m., New York City time, on December 14, 2021, unless extended or earlier terminated by the Company (such date and time with respect to the Offer, as the same may be extended or earlier terminated, with respect to any or all series, the “Expiration Time”).

The Offer is subject to the satisfaction or waiver of certain conditions specified in the Offer to Purchase.

Capitalized terms used in this press release and not defined herein have the meanings given to them in the Offer to Purchase.

BMO Capital Markets Corp. and Wells Fargo Securities, LLC are acting as joint dealer managers for the Offer. For additional information regarding the terms of the Offer, please contact: BMO Capital Markets Corp. toll-free at (833) 418-0762 or collect at (212) 702-1840 or Wells Fargo Securities, LLC toll-free at (866) 309-6316 or collect at (704) 410-4756. Requests for the Offer to Purchase may be directed to D.F. King & Co., Inc., which is acting as the Tender Agent and Information Agent for the Offer, at +1(800) 676-7437 (toll-free) or by email at nutrien@dfking.com. The Offer to Purchase can be accessed at the following web address: www.dfking.com/nutrien.

Advisory

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER OR SOLICITATION TO PURCHASE NOTES. THE OFFER IS BEING MADE SOLELY PURSUANT TO THE OFFER TO PURCHASE, WHICH SETS FORTH THE COMPLETE TERMS OF THE OFFER THAT HOLDERS OF THE NOTES SHOULD CAREFULLY READ PRIOR TO MAKING ANY DECISION.

THE OFFER TO PURCHASE DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO PURCHASE NOTES IN ANY JURISDICTION IN WHICH, OR TO OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION UNDER APPLICABLE SECURITIES OR BLUE SKY LAWS. IN ANY JURISDICTION IN WHICH THE SECURITIES, BLUE SKY OR OTHER LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER WILL BE DEEMED TO BE MADE ON BEHALF OF THE COMPANY BY ONE OR MORE OF THE JOINT DEALER MANAGERS, IF ANY OF THE JOINT DEALER MANAGERS ARE LICENSED BROKERS OR DEALERS UNDER THE LAWS OF SUCH JURISDICTION, OR BY ONE OR MORE REGISTERED BROKERS OR DEALERS THAT ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as ““anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the principal amount of debt securities of any series to be purchased in the Offer and the timing of the Settlement Date. Forward-looking statements in this press release are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. The key risks and uncertainties are set forth in the Offer to Purchase, in the relevant documents incorporated by reference in the Offer to Purchase, and in Nutrien reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. As such, undue reliance should not be placed on these forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

investors@nutrien.com

Tim Mizuno

Director, Investor Relations

(306) 933-8548

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com